English Translation of Financial Statements Originally Issued in Chinese
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the
Six Months Ended June 30, 2025 and 2024 and
Independent Auditors’ Review Report

勤業眾信
勤業眾信聯合會計師事務所
110016 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 110016, Taiwan

Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw
INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of comprehensive income for the three months ended June 30, 2025 and 2024 and for the six months ended June 30, 2025 and 2024, the consolidated statements of changes in equity and cash flows for the six months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2025 and 2024, its consolidated financial performance for the three months ended June 30, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the six months ended June 30, 2025 and 2024 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih Tsung Wu and Shang Chih Lin.
Deloitte & Touche
Taipei, Taiwan
Republic of China

August 12, 2025

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2025		December 31, 2024		June 30, 2024
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$2,364,524,340	34	$2,127,627,043	32	$1,799,127,351	30
Financial assets at fair value through profit or loss (Note 7)	1,765,904	-	207,700	-	114,366	-
Financial assets at fair value through other comprehensive income (Note 8)	163,637,740	2	192,202,657	3	185,232,206	3
Financial assets at amortized cost (Note 9)	104,501,262	2	101,971,322	1	64,160,285	1
Hedging financial assets (Note 10)	-	-	10,959	-	1,409	-
Notes and accounts receivable, net (Note 11)	233,407,179	3	270,683,235	4	209,120,757	3
Receivables from related parties (Note 31)	2,277,792	-	1,404,473	-	1,089,662	-
Other receivables from related parties (Note 31)	2,567,972	-	251	-	2,403,027	-
Inventories (Note 12)	304,193,716	4	287,868,810	4	272,490,587	5
Other financial assets (Notes 28, 29 and 32)	49,202,958	1	63,138,316	1	35,624,485	1
Other current assets	38,838,612	1	43,237,354	1	22,293,958	-

Total current assets	3,264,917,475	47	3,088,352,120	46	2,591,658,093	43

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	13,831,497	-	15,199,842	-	14,714,867	-
Financial assets at fair value through other comprehensive income (Note 8)	7,605,736	-	7,822,884	-	7,223,448	-
Financial assets at amortized cost (Note 9)	81,827,491	1	88,596,542	1	88,680,794	2
Investments accounted for using equity method (Note 13)	34,162,043	1	37,421,105	1	29,600,356	1
Property, plant and equipment (Notes 14 and 28)	3,386,206,352	48	3,234,980,070	48	3,105,860,057	52
Right-of-use assets (Note 15)	43,857,918	1	40,128,391	1	39,512,949	1
Intangible assets (Note 16)	24,707,294	-	26,282,520	1	22,430,599	-
Deferred income tax assets (Note 4)	64,996,327	1	65,943,300	1	65,160,047	1
Refundable deposits	4,854,963	-	5,495,862	-	4,473,796	-
Other noncurrent assets (Notes 28 and 29)	79,382,453	1	81,715,364	1	13,049,008	-

Total noncurrent assets	3,741,432,074	53	3,603,585,880	54	3,390,705,921	57

TOTAL	$7,006,349,549	100	$6,691,938,000	100	$5,982,364,014	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$220,702	-	$466,539	-	$509,210	-
Hedging financial liabilities (Notes 10 and 29)	2,384	-	-	-	3,524	-
Accounts payable	83,495,172	1	72,800,558	1	62,763,059	1
Payables to related parties (Note 31)	1,276,538	-	1,426,001	-	1,184,013	-
Salary and bonus payable	46,014,993	1	47,451,509	1	29,412,298	-
Accrued profit sharing bonus to employees and compensation to directors (Note 27)	116,534,813	2	70,871,150	1	79,199,148	1
Payables to contractors and equipment suppliers	161,416,417	2	192,635,173	3	136,744,351	2
Cash dividends payable (Note 19)	246,672,182	4	220,418,821	3	194,600,069	3
Income tax payable (Note 4)	182,884,380	3	147,438,423	2	110,302,021	2
Long-term liabilities - current portion (Notes 17, 18 and 29)	94,213,641	1	59,857,879	1	23,075,426	-
Accrued expenses and other current liabilities (Notes 15, 20 and 29)	444,583,112	6	451,158,911	7	411,122,561	8

Total current liabilities	1,377,314,334	20	1,264,524,964	19	1,048,915,680	17

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 29)	848,534,856	12	926,604,506	14	965,313,898	16
Long-term bank loans (Notes 18 and 29)	35,136,246	1	31,824,386	-	9,029,765	-
Deferred income tax liabilities (Note 4)	3,954,595	-	3,988,482	-	57,243	-
Lease liabilities (Notes 15 and 29)	31,363,997	-	28,755,342	-	28,221,881	1
Net defined benefit liability (Note 4)	5,355,403	-	7,580,657	-	7,702,315	-
Guarantee deposits	714,229	-	845,581	-	953,045	-
Others (Note 20)	87,344,039	1	104,238,217	2	102,021,982	2

Total noncurrent liabilities	1,012,403,365	14	1,103,837,171	16	1,113,300,129	19

Total liabilities	2,389,717,699	34	2,368,362,135	35	2,162,215,809	36

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 19)	259,326,155	4	259,327,332	4	259,336,292	4
Capital surplus (Notes 19 and 26)	73,326,265	1	73,260,765	2	70,940,676	1
Retained earnings (Note 19)
Appropriated as legal capital reserve	311,146,899	4	311,146,899	4	311,146,899	5
Unappropriated earnings	4,119,740,394	59	3,606,105,124	54	3,127,527,816	52
	4,430,887,293	63	3,917,252,023	58	3,438,674,715	57
Others (Notes 19 and 26)	(182,465,738)	(3)	38,705,047	-	25,540,368	1
Treasury stock (Note 19)	-	-	-	-	(3,089,177)	-

Equity attributable to shareholders of the parent	4,581,073,975	65	4,288,545,167	64	3,791,402,874	63

NON - CONTROLLING INTERESTS	35,557,875	1	35,030,698	1	28,745,331	1

Total equity	4,616,631,850	66	4,323,575,865	65	3,820,148,205	64

TOTAL	$7,006,349,549	100	$6,691,938,000	100	$5,982,364,014	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 20, 31 and 37)	$933,791,869	100	$673,510,177	100	$1,773,045,533	100	$1,266,154,378	100

COST OF REVENUE (Notes 12, 27, 31 and 34)	386,422,631	41	315,385,699	47	732,281,219	41	593,524,631	47

GROSS PROFIT	547,369,238	59	358,124,478	53	1,040,764,314	59	672,629,747	53

OPERATING EXPENSES (Notes 27 and 31)
Research and development	61,279,719	7	48,057,704	7	117,827,212	7	94,166,640	7
General and administrative	18,955,373	2	19,290,282	3	43,839,121	3	35,427,368	3
Marketing	4,273,247	-	2,947,324	-	8,028,062	-	6,058,583	1

Total operating expenses	84,508,339	9	70,295,310	10	169,694,395	10	135,652,591	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 27 and 34)	562,739	-	(1,273,626)	-	(565,473)	-	(1,403,308)	-

INCOME FROM OPERATIONS (Note 37)	463,423,638	50	286,555,542	43	870,504,446	49	535,573,848	42

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,220,948	-	1,152,225	-	2,589,255	-	2,030,226	-
Interest income (Note 21)	25,191,998	3	20,979,233	3	50,051,310	3	40,338,405	3
Other income	412,043	-	203,256	-	463,552	-	275,135	-
Foreign exchange gain (loss), net (Note 35)	(4,782,532)	(1)	2,184,993	-	(1,244,213)	-	5,381,986	-
Finance costs (Note 22)	(3,691,095)	-	(2,638,140)	(1)	(6,368,369)	-	(5,336,395)	-
Other gains and losses, net (Note 23)	11,260,204	1	(2,126,534)	-	7,934,635	-	(5,409,426)	-

Total non-operating income and expenses	29,611,566	3	19,755,033	2	53,426,170	3	37,279,931	3

INCOME BEFORE INCOME TAX	493,035,204	53	306,310,575	45	923,930,616	52	572,853,779	45

INCOME TAX EXPENSE (Notes 4 and 24)	95,541,780	10	58,649,137	8	165,704,531	9	99,971,078	8

NET INCOME	397,493,424	43	247,661,438	37	758,226,085	43	472,882,701	37

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 19 and 24)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	1,982,348	-	760,248	-	1,608,828	-	5,663,581	1
Loss on hedging instruments	(31,030)	-	-	-	(31,030)	-	-	-
Share of other comprehensive loss of associates	(27,249)	-	(802)	-	(95,903)	-	(2,360)	-
Income tax expense related to items that will not be reclassified subsequently	-	-	-	-	-	-	(9,996)	-
	1,924,069	-	759,446	-	1,481,895	-	5,651,225	1
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(256,492,873)	(28)	12,373,183	2	(226,272,181)	(13)	49,178,567	4
Unrealized gain/(loss) on investments in debt instruments at fair value through other comprehensive income	812,218	-	291,082	-	2,865,452	-	(267,207)	-
Loss on hedging instruments	(20,105)	-	(20,101)	-	(41,173)	-	(39,416)	-
Share of other comprehensive income (loss) of associates	(725,190)	-	60,989	-	(638,946)	-	215,378	-
	(256,425,950)	(28)	12,705,153	2	(224,086,848)	(13)	49,087,322	4

Other comprehensive income (loss), net of income tax	(254,501,881)	(28)	13,464,599	2	(222,604,953)	(13)	54,738,547	5

TOTAL COMPREHENSIVE INCOME	$142,991,543	15	$261,126,037	39	$535,621,132	30	$527,621,248	42

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$398,273,102	43	$247,845,528	37	$759,837,230	43	$473,330,405	37
Non-controlling interests	(779,678)	-	(184,090)	-	(1,611,145)	-	(447,704)	-

	$397,493,424	43	$247,661,438	37	$758,226,085	43	$472,882,701	37

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$146,202,878	15	$262,265,420	39	$538,015,970	30	$529,663,992	42
Non-controlling interests	(3,211,335)	-	(1,139,383)	-	(2,394,838)	-	(2,042,744)	-

	$142,991,543	15	$261,126,037	39	$535,621,132	30	$527,621,248	42

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$15.36		$9.56		$29.31		$18.25
Diluted earnings per share	$15.36		$9.56		$29.30		$18.25

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
							Others
								Unrealized
								Gain (Loss) on
								Financial
								Assets at Fair
							Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings			Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury		Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2024	25,932,071	$259,320,710	$69,876,381	$311,146,899	$2,846,883,893	$3,158,030,792	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)	$-	$3,458,913,627	$24,349,220	$3,483,262,847

Appropriations of earnings
Cash dividends to shareholders	-	-	-	-	(194,496,765)	(194,496,765)	-	-	-	-	-	-	(194,496,765)	-	(194,496,765)
Total	-	-	-	-	(194,496,765)	(194,496,765)	-	-	-	-	-	-	(194,496,765)	-	(194,496,765)

Net income	-	-	-	-	473,330,405	473,330,405	-	-	-	-	-	-	473,330,405	(447,704)	472,882,701

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	50,999,678	5,354,003	(20,094)	-	56,333,587	-	56,333,587	(1,595,040)	54,738,547

Total comprehensive income (loss)	-	-	-	-	473,330,405	473,330,405	50,999,678	5,354,003	(20,094)	-	56,333,587	-	529,663,992	(2,042,744)	527,621,248

Employee restricted shares retired	(1,402)	(14,018)	14,018	-	19,934	19,934	-	-	-	-	-	-	19,934	-	19,934

Share-based payment arrangements	2,960	29,600	1,049,113	-	-	-	-	-	-	(685,904)	(685,904)	-	392,809	-	392,809

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	(3,089,177)	(3,089,177)	-	(3,089,177)

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	1,790,349	1,790,349	-	(1,790,349)	-	-	(1,790,349)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	(2,710)	-	(2,710)	-	(2,710)	-	(2,710)

Adjustments to share of changes in equities of associates	-	-	5,375	-	-	-	-	-	-	-	-	-	5,375	-	5,375

From difference between the consideration received and the carrying amount of the subsidiaries' net assets during actual disposal	-	-	5,284	-	-	-	-	-	-	-	-	-	5,284	(4,263)	1,021

From share of changes in equities of subsidiaries	-	-	(9,495)	-	-	-	-	-	-	-	-	-	(9,495)	6,541,357	6,531,862

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(98,239)	(98,239)

BALANCE, JUNE 30, 2024	25,933,629	$259,336,292	$70,940,676	$311,146,899	$3,127,527,816	$3,438,674,715	$25,682,909	$(536,274)	$1,373,071	$(979,338)	$25,540,368	$(3,089,177)	$3,791,402,874	$28,745,331	$3,820,148,205

BALANCE, JANUARY 1, 2025	25,932,733	$259,327,332	$73,260,765	$311,146,899	$3,606,105,124	$3,917,252,023	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047	$-	$4,288,545,167	$35,030,698	$4,323,575,865

Appropriations of earnings
Cash dividends to shareholders	-	-	-	-	(246,360,378)	(246,360,378)	-	-	-	-	-	-	(246,360,378)	-	(246,360,378)
Total	-	-	-	-	(246,360,378)	(246,360,378)	-	-	-	-	-	-	(246,360,378)	-	(246,360,378)

Net income	-	-	-	-	759,837,230	759,837,230	-	-	-	-	-	-	759,837,230	(1,611,145)	758,226,085

Other comprehensive income (loss), net of income tax	-	-	-	-	(35)	(35)	(226,127,300)	4,360,969	(54,894)	-	(221,821,225)	-	(221,821,260)	(783,693)	(222,604,953)

Total comprehensive income (loss)	-	-	-	-	759,837,195	759,837,195	(226,127,300)	4,360,969	(54,894)	-	(221,821,225)	-	538,015,970	(2,394,838)	535,621,132

Employee restricted shares retired	(118)	(1,177)	1,177	-	2,459	2,459	-	-	-	-	-	-	2,459	-	2,459

Share-based payment arrangements	-	-	-	-	-	-	-	-	-	797,188	797,188	-	797,188	-	797,188

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	155,994	155,994	-	(155,994)	-	-	(155,994)	-	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	9,246	-	9,246	-	9,246	-	9,246

Adjustments to share of changes in equities of associates	-	-	79,432	-	-	-	-	-	-	-	-	-	79,432	-	79,432

From share of changes in equities of subsidiaries	-	-	(15,109)	-	-	-	-	-	-	-	-	-	(15,109)	8,146	(6,963)

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	2,913,869	2,913,869

BALANCE, JUNE 30, 2025	25,932,615	$259,326,155	$73,326,265	$311,146,899	$4,119,740,394	$4,430,887,293	$(185,864,305)	$3,044,799	$1,264,659	$(910,891)	$(182,465,738)	$-	$4,581,073,975	$35,557,875	$4,616,631,850

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$923,930,616	$572,853,779
Adjustments for:
Depreciation expense	359,012,194	319,626,411
Amortization expense	4,184,797	4,563,345
Expected credit losses recognized (reversal) on investments in debt instruments	(25,220)	18,755
Finance costs	6,368,369	5,336,395
Share of profits of associates	(2,589,255)	(2,030,226)
Interest income	(50,051,310)	(40,338,405)
Share-based compensation	799,647	412,787
Loss on disposal or retirement of property, plant and equipment, net	1,235,418	1,267,199
Loss on disposal or retirement of intangible assets, net	2,071	-
Impairment loss on property, plant and equipment	1,670,522	1,150,485
Loss (gain) on financial instruments at fair value through profit or loss, net	(204,315)	184,681
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	82,845	205,086
Loss from disposal of subsidiaries	167,986	-
Loss (gain) on foreign exchange, net	(17,895,105)	4,119,804
Dividend income	(463,552)	(275,135)
Others	583,464	(137,311)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(1,796,243)	1,081,788
Notes and accounts receivable, net	37,276,056	(7,806,910)
Receivables from related parties	(873,319)	(465,211)
Other receivables from related parties	(10,235)	(19,586)
Inventories	(16,324,906)	(21,493,499)
Other financial assets	(9,975,826)	(5,606,448)
Other current assets	3,428,197	3,561,403
Other noncurrent assets	(2,609,468)	(2,525,072)
Accounts payable	10,694,614	7,036,302
Payables to related parties	(149,463)	(382,287)
Salary and bonus payable	(1,436,516)	(3,788,265)
Accrued profit sharing bonus to employees and compensation to directors	45,663,663	28,482,204
Accrued expenses and other current liabilities	(29,100,990)	26,805,039
Other noncurrent liabilities	(7,848,202)	12,851,565
Net defined benefit liability	(2,225,254)	(1,554,909)
Cash generated from operations	1,251,521,280	903,133,764
Income taxes paid	(128,883,523)	(89,154,446)

Net cash generated by operating activities	1,122,637,757	813,979,318
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2025	2024

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(128,359)	$(458,776)
Financial assets at fair value through other comprehensive income	(37,351,763)	(43,780,180)
Financial assets at amortized cost	(95,249,939)	(64,823,727)
Hedging financial instruments	(631,620)	-
Property, plant and equipment	(628,052,531)	(386,979,486)
Intangible assets	(4,616,458)	(5,061,779)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	49,745,299	28,414,789
Financial assets at amortized cost	77,925,126	66,310,102
Property, plant and equipment	245,283	492,765
Intangible assets	-	49,293
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	4,976	117,483
Derecognition of hedging financial instruments	574,700	52,303
Interest received	50,443,657	36,605,013
Proceeds from government grants - property, plant and equipment	67,128,197	7,956,413
Proceeds from government grants - others	-	267
Other dividends received	438,461	241,872
Dividends received from investments accounted for using equity method	747,006	653,631
Increase in prepayments for leases	(17,174)	(28,193)
Refundable deposits paid	(282,366)	(122,271)
Refundable deposits refunded	396,772	2,946,160

Net cash used in investing activities	(518,680,733)	(357,414,321)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in hedging financial liabilities - bank loans	430,085	(26,496,570)
Proceeds from issuance of bonds	33,300,000	34,300,000
Repayment of bonds	(13,400,000)	-
Proceeds from long-term bank loans	5,395,000	6,378,000
Repayment of long-term bank loans	(1,438,333)	(1,055,556)
Payments for transaction costs attributable to the issuance of bonds	(34,820)	(35,581)
Treasury stock acquired	-	(3,089,177)
Repayment of the principal portion of lease liabilities	(1,645,424)	(1,473,137)
Interest paid	(9,738,700)	(8,419,668)
Guarantee deposits received	1,000	2,573
Guarantee deposits refunded	(41,853)	(20,528)
Cash dividends	(220,418,821)	(168,558,461)
Disposal of ownership interests in subsidiaries (without losing control)	-	1,021
Increase in non-controlling interests	3,225,673	6,536,884

Net cash used in financing activities	(204,366,193)	(161,930,200)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2025	2024

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(162,693,534)	$39,064,801

NET INCREASE IN CASH AND CASH EQUIVALENTS	236,897,297	333,699,598

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,127,627,043	1,465,427,753

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,364,524,340	$1,799,127,351

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED June 30, 2025 and 2024

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on August 12, 2025.

3.APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.    Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRS Accounting Standards”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRS Accounting Standards endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”).

b.    The IFRS Accounting Standards issued by International Accounting Standards Board (IASB) and endorsed by the FSC with effective date starting 2026

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments” - the amendments to the application guidance of classification of financial assets	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity”	January 1, 2026

c.    The IFRS Accounting Standards issued by IASB, but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

IFRS 18 “Presentation and Disclosure in Financial Statements”

IFRS 18 will supersede IAS 1“ Presentation of Financial Statements”. The main changes comprise:

•Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.

•The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.

•Provides guidance to enhance the requirements of aggregation and disaggregation: The Company shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Company shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Company labels items as “other” only if it cannot find a more informative label.
Except for the above impact, as of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating other impacts of the above amended standards and on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2024.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRS Accounting Standards endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRS Accounting Standards”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2024.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2025	December 31, 2024	June 30, 2024	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsinchu, Taiwan	67%	67%	67%	c)
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	-
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Kumamoto, Japan	73%	73%	71%	d)
	European Semiconductor Manufacturing Company (ESMC) GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	70%	70%	70%	-
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	-	98%	98%	b), e)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	-	98%	98%	b), e)
	Emerging Fund, L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	b)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	-	100%	100%	b), e)
TSMC Development	TSMC Washington, LLC (TSMC Washington)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-

Note a:    This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:    This is an immaterial subsidiary for which the consolidated financial statements for the year ended, are audited by the Company’s independent auditors.

Note c:    As VisEra’s employees continue to exercise their employee share options, TSMC’s ownership in VisEra continues to decline. This transaction was accounted for as an equity transaction since the transaction did not change TSMC’s control over VisEra.

Note d:    JASM has increased its capital and converted its preferred shares to common shares in July 2024. The increase in capital resulted in changes in shareholding rights from 71% to 73% and voting rights from 81% to 73%, respectively.

Note e:    VTAF II/VTAF III and the Growth Fund have completed the liquidation procedures respectively in the first quarter and the second quarter of 2025.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same material accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024.

6.CASH AND CASH EQUIVALENTS

	June 30, 2025	December 31, 2024	June 30, 2024

Cash and deposits in banks	$2,333,623,182	$2,120,674,818	$1,788,609,195
Money market funds	28,123,554	2,826,701	3,124,436
Government bonds/Agency bonds	1,728,061	-	-
Repurchase agreements	1,049,543	2,126,975	1,654,599
Commercial paper	-	1,998,549	5,739,121

	$2,364,524,340	$2,127,627,043	$1,799,127,351

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2025	December 31, 2024	June 30, 2024

Financial assets

Mandatorily measured at FVTPL
Convertible preferred stocks	$12,617,717	$14,181,839	$14,061,522
Forward exchange contracts	1,765,904	207,700	9,787
Mutual funds	1,097,164	886,931	523,385
Simple agreement for future equity	116,616	131,072	129,960
Convertible bonds	-	-	104,579

	$15,597,401	$15,407,542	$14,829,233
(Continued)

	June 30, 2025	December 31, 2024	June 30, 2024

Current	$1,765,904	$207,700	$114,366
Noncurrent	13,831,497	15,199,842	14,714,867

	$15,597,401	$15,407,542	$14,829,233

Financial liabilities

Held for trading
Forward exchange contracts	$220,702	$466,539	$509,210
(Concluded)

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

June 30, 2025

Sell US$	July 2025 to September 2025	US$ 4,220,500
Sell JPY	July 2025	JPY 39,505,545

December 31, 2024

Sell US$	January 2025 to March 2025	US$ 3,331,445
Sell JPY	January 2025	JPY 45,233,963

June 30, 2024

Sell US$	July 2024 to August 2024	US$ 4,008,000

8.FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	June 30, 2025	December 31, 2024	June 30, 2024

Investments in debt instruments at FVTOCI
Corporate bonds	$80,137,883	$108,612,082	$98,654,521
Agency mortgage-backed securities	46,016,814	46,611,373	43,121,977
Government bonds/Agency bonds	23,173,091	20,645,877	22,784,341
Asset-backed securities	9,019,262	11,490,511	12,305,253
	158,347,050	187,359,843	176,866,092
Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	7,605,736	7,822,884	7,223,448
Publicly traded stocks	5,290,690	4,842,814	8,366,114
	12,896,426	12,665,698	15,589,562

	$171,243,476	$200,025,541	$192,455,654
(Continued)

	June 30, 2025	December 31, 2024	June 30, 2024

Current	$163,637,740	$192,202,657	$185,232,206
Noncurrent	7,605,736	7,822,884	7,223,448

	$171,243,476	$200,025,541	$192,455,654
(Concluded)

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the six months ended June 30, 2025 and 2024, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$284,890 thousand and NT$3,200,608 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$155,994 thousand and NT$1,790,349 thousand were transferred to increase retained earnings, respectively.

As of June 30, 2025 and 2024, the cumulative loss allowance for expected credit loss of NT$41,888 thousand and NT$59,894 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.FINANCIAL ASSETS AT AMORTIZED COST

	June 30, 2025	December 31, 2024	June 30, 2024

Corporate bonds	$176,321,657	$172,091,958	$124,079,577
Commercial paper	6,209,030	14,221,737	21,758,780
Government bonds/Agency bonds	3,901,492	4,379,527	7,098,457
Less: Allowance for impairment loss	(103,426)	(125,358)	(95,735)

	$186,328,753	$190,567,864	$152,841,079

Current	$104,501,262	$101,971,322	$64,160,285
Noncurrent	81,827,491	88,596,542	88,680,794

	$186,328,753	$190,567,864	$152,841,079

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.HEDGING FINANCIAL INSTRUMENTS

	June 30, 2025	December 31, 2024	June 30, 2024
Financial assets - current

Fair value hedges
Interest rate futures contracts	$-	$10,959	$1,409

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$2,384	$-	$3,524

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risks.

June 30, 2025

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 7,600	September 2025

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 766,126	$ 2,384

December 31, 2024

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 40,400	March 2025

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 3,129,235	$ (10,959)

June 30, 2024

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 18,000	September 2024

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 1,721,119	$ 2,115

The effect for the six months ended June 30, 2025 and 2024 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
Hedging Instruments/Hedged Items	2025	2024

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$(39,615)	$95,204
Hedged Items
Financial assets at FVTOCI	39,615	(95,204)

	$-	$-

Cash flow hedge

The Company has designated the bank deposits denominated in foreign currency to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The foreign currency deposits have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of foreign currency deposits and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of foreign currency deposits. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments and hedged item affects profit or loss, and the amount transferred to initial carrying amount of hedged items.

The effect for the six months ended June 30, 2025 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Hedging Instruments/Hedged Items	Six Months Ended June 30, 2025

Hedging Instruments
Foreign currency deposits	$(31,030)

Hedged Items
Forecast transaction (capital expenditures)	$31,030

Hedges of net investments in foreign operations

TSMC has designated the bank loans denominated in foreign currency as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.

The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of bank loans denominated in foreign currency and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. Refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments.

The effect for the six months ended June 30, 2025 and 2024 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Six Months Ended June 30
Hedging Instruments/Hedged Items	2025	2024

Hedging Instruments
Bank loans	$430,085	$793,830

Hedged Items
Net investments in foreign operations	$(430,085)	$(793,830)

11.NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2025	December 31, 2024	June 30, 2024

At amortized cost
Notes and accounts receivable	$226,439,255	$265,223,660	$204,140,555
Less: Loss allowance	(399,415)	(453,009)	(454,497)
	226,039,840	264,770,651	203,686,058
At FVTOCI	7,367,339	5,912,584	5,434,699

	$233,407,179	$270,683,235	$209,120,757

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 15 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	June 30, 2025	December 31, 2024	June 30, 2024

Not past due	$219,476,668	$255,669,647	$192,620,963
Past due
Past due within 30 days	14,329,911	15,464,122	16,953,864
Past due over 31 days	15	2,475	427
Less: Loss allowance	(399,415)	(453,009)	(454,497)

	$233,407,179	$270,683,235	$209,120,757

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Six Months Ended June 30
	2025	2024

Balance, beginning of period	$453,009	$531,554
Reversal	(53,527)	(77,124)
Effect of exchange rate changes	(67)	67

Balance, end of period	$399,415	$454,497

For the six months ended June 30, 2025 and 2024, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.INVENTORIES

	June 30, 2025	December 31, 2024	June 30, 2024

Finished goods	$32,076,396	$35,177,009	$33,454,131
Work in process	198,740,785	181,198,808	174,849,778
Raw materials	47,907,755	46,449,249	41,416,081
Supplies and spare parts	25,468,780	25,043,744	22,770,597

	$304,193,716	$287,868,810	$272,490,587

Write-down of inventories to net realizable value (excluding earthquake losses) and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, which were as follows. Please refer to related earthquake losses in Note 34.

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Net inventory losses (reversal of write-down of inventories)	$103,900	$(2,268,761)	$2,630,365	$(2,036,276)

13.INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	June 30, 2025	December 31, 2024	June 30, 2024	June 30, 2025	December 31, 2024	June 30, 2024

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$16,599,832	$18,300,373	$12,577,096	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	10,699,204	11,387,185	10,625,033	39%	39%	39%
(Continued)

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	June 30, 2025	December 31, 2024	June 30, 2024	June 30, 2025	December 31, 2024	June 30, 2024

Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	$4,109,929	$4,220,609	$3,797,975	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	2,753,078	3,512,938	2,600,252	35%	35%	35%

			$34,162,043	$37,421,105	$29,600,356
(Concluded)

The Company increased its investment in VIS for the amount of NT$3,738,753 thousand in 2024.

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	June 30, 2025	December 31, 2024	June 30, 2024

GUC	$60,927,656	$63,495,488	$74,934,014
VIS	$50,924,287	$50,620,261	$60,116,942
Xintec	$16,414,084	$22,033,821	$20,030,747

14.PROPERTY, PLANT AND EQUIPMENT

	June 30, 2025	December 31, 2024	June 30, 2024

Assets used by the Company	$3,384,953,044	$3,234,778,389	$3,105,642,523
Assets subject to operating leases	1,253,308	201,681	217,534

	$3,386,206,352	$3,234,980,070	$3,105,860,057

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2025	$13,054,161	$959,133,864	$5,852,202,689	$105,434,750	$1,080,284,237	$8,010,109,701
Additions (deductions)	121,919	248,872,681	339,781,756	14,465,762	(24,819,915)	578,422,203
Disposals or retirements	-	(96,094)	(19,975,634)	(873,885)	-	(20,945,613)
Transfers to assets subject to operating leases	-	(1,197,245)	-	-	-	(1,197,245)
Effect of exchange rate changes	(508,290)	(32,289,583)	(45,682,789)	(1,620,552)	(13,358,251)	(93,459,465)

Balance at June 30, 2025	$12,667,790	$1,174,423,623	$6,126,326,022	$117,406,075	$1,042,106,071	$8,472,929,581

Accumulated depreciation and impairment________

Balance at January 1, 2025	$608,531	$440,369,241	$4,262,882,850	$70,679,950	$790,740	$4,775,331,312
Additions	9,756	34,372,332	315,655,919	6,962,695	-	357,000,702
Disposals or retirements	-	(69,575)	(18,535,834)	(869,223)	-	(19,474,632)
Transfers to assets subject to operating leases	-	(129,702)	-	-	-	(129,702)
Impairment	-	-	1,670,522	-	-	1,670,522
Effect of exchange rate changes	(67,973)	(3,765,303)	(22,007,529)	(580,860)	-	(26,421,665)

Balance at June 30, 2025	$550,314	$470,776,993	$4,539,665,928	$76,192,562	$790,740	$5,087,976,537

Carrying amounts at January 1, 2025	$12,445,630	$518,764,623	$1,589,319,839	$34,754,800	$1,079,493,497	$3,234,778,389
Carrying amounts at June 30, 2025	$12,117,476	$703,646,630	$1,586,660,094	$41,213,513	$1,041,315,331	$3,384,953,044
(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2024	$7,621,997	$817,822,975	$5,384,985,648	$99,825,084	$908,289,751	$7,218,545,455
Additions	5,464,469	41,128,292	287,100,670	6,210,996	2,507,446	342,411,873
Disposals or retirements	(278,309)	(56,649)	(14,645,243)	(7,112,608)	-	(22,092,809)
Transfers to assets subject to operating leases	-	(197,752)	-	-	-	(197,752)
Effect of exchange rate changes	144,132	1,216,813	9,106,652	232,471	17,182,196	27,882,264

Balance at June 30, 2024	$12,952,289	$859,913,679	$5,666,547,727	$99,155,943	$927,979,393	$7,566,549,031

Accumulated depreciation and impairment___________

Balance at January 1, 2024	$558,074	$387,013,911	$3,699,008,492	$66,749,979	$790,740	$4,154,121,196
Additions	3,715	25,532,552	286,350,894	5,871,978	-	317,759,139
Disposals or retirements	-	(56,540)	(13,125,143)	(7,111,497)	-	(20,293,180)
Transfers to assets subject to operating leases	-	(14,367)	-	-	-	(14,367)
Impairment	-	47,539	1,102,946	-	-	1,150,485
Effect of exchange rate changes	31,663	1,079,719	6,885,795	186,058	-	8,183,235

Balance at June 30, 2024	$593,452	$413,602,814	$3,980,222,984	$65,696,518	$790,740	$4,460,906,508

Carrying amounts at January 1, 2024	$7,063,923	$430,809,064	$1,685,977,156	$33,075,105	$907,499,011	$3,064,424,259
Carrying amounts at June 30, 2024	$12,358,837	$446,310,865	$1,686,324,743	$33,459,425	$927,188,653	$3,105,642,523
(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2025 and second quarter of 2024, the Company recognized an impairment loss due to partial plant facilities and machinery and equipment damage caused by an earthquake, which rendered them unusable. Please refer to the related earthquake losses in Note 34.

In the second quarter of 2025, the Company recognized an impairment loss for certain machinery and equipment, which was assessed to have no future use and a recoverable amount of nil. This impairment loss was recorded under other operating income and expenses.

Information about capitalized interest is set out in Note 22.

15.LEASE ARRANGEMENTS

a.    Right-of-use assets

	June 30, 2025	December 31, 2024	June 30, 2024

Carrying amounts

Land	$39,936,860	$36,980,971	$37,005,246
Buildings	3,874,921	3,103,902	2,463,830
Office equipment	46,137	43,518	43,873

	$43,857,918	$40,128,391	$39,512,949

	Six Months Ended June 30
	2025	2024

Additions to right-of-use assets	$6,147,227	$2,108,125

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Depreciation of right-of-use assets
Land	$728,775	$618,480	$1,419,125	$1,234,432
Buildings	287,408	252,068	565,045	604,370
Office equipment	5,982	5,965	11,406	11,894

	$1,022,165	$876,513	$1,995,576	$1,850,696

b.    Lease liabilities

	June 30, 2025	December 31, 2024	June 30, 2024

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$3,723,801	$3,049,032	$2,620,895
Noncurrent portion	31,363,997	28,755,342	28,221,881

	$35,087,798	$31,804,374	$30,842,776

Ranges of discount rates for lease liabilities are as follows:

	June 30, 2025	December 31, 2024	June 30, 2024

Land	0.39%-3.30%	0.39%-2.30%	0.39%-2.30%
Buildings	0.40%-6.52%	0.40%-6.52%	0.40%-6.52%
Office equipment	0.28%-6.46%	0.28%-6.46%	0.28%-7.13%

c.    Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.    Other lease information

	Six Months Ended June 30
	2025	2024

Total cash outflow for leases	$2,018,618	$1,704,827

16.INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2025	$6,070,864	$28,566,518	$53,279,044	$13,133,519	$101,049,945
Additions	-	88,794	2,848,922	295,787	3,233,503
Disposals or retirements	-	(82,471)	(157,972)	(53,741)	(294,184)
Effect of exchange rate changes	(490,735)	(3,562)	(131,973)	(14,418)	(640,688)

Balance at June 30, 2025	$5,580,129	$28,569,279	$55,838,021	$13,361,147	$103,348,576

Accumulated amortization and impairment____________________

Balance at January 1, 2025	$-	$23,186,748	$40,100,685	$11,479,992	$74,767,425
Additions	-	731,359	3,104,746	348,692	4,184,797
Disposals or retirements	-	(82,471)	(155,901)	-	(238,372)
Effect of exchange rate changes	-	(3,562)	(63,193)	(5,813)	(72,568)

Balance at June 30, 2025	$-	$23,832,074	$42,986,337	$11,822,871	$78,641,282

Carrying amounts at January 1, 2025	$6,070,864	$5,379,770	$13,178,359	$1,653,527	$26,282,520
Carrying amounts at June 30, 2025	$5,580,129	$4,737,205	$12,851,684	$1,538,276	$24,707,294

Cost

Balance at January 1, 2024	$5,796,438	$26,221,351	$49,317,031	$12,347,434	$93,682,254
Additions	-	704,176	2,719,877	673,288	4,097,341
Disposals or retirements	-	(32,460)	(4,363,944)	(202,681)	(4,599,085)
Effect of exchange rate changes	236,677	1,213	8,121	19,098	265,109

Balance at June 30, 2024	$6,033,115	$26,894,280	$47,681,085	$12,837,139	$93,445,619

Accumulated amortization and impairment____________________

Balance at January 1, 2024	$-	$20,490,070	$39,846,671	$10,578,769	$70,915,510
Additions	-	1,375,944	2,718,152	469,249	4,563,345
Disposals or retirements	-	(32,460)	(4,363,944)	(102,000)	(4,498,404)
Effect of exchange rate changes	-	1,116	16,399	17,054	34,569

Balance at June 30, 2024	$-	$21,834,670	$38,217,278	$10,963,072	$71,015,020

Carrying amounts at January 1, 2024	$5,796,438	$5,731,281	$9,470,360	$1,768,665	$22,766,744
Carrying amounts at June 30, 2024	$6,033,115	$5,059,610	$9,463,807	$1,874,067	$22,430,599

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 9.3% in its test of impairment as of December 31, 2024 to reflect the relevant specific risk in the cash-generating unit.

17.BONDS PAYABLE

	June 30, 2025	December 31, 2024	June 30, 2024

Domestic unsecured bonds	$491,208,000	$478,536,000	$484,980,000
Overseas unsecured bonds	451,887,000	507,904,000	503,595,000
Less: Discounts on bonds payable	(2,269,558)	(2,687,615)	(2,864,009)
Less: Current portion	(92,290,586)	(57,147,879)	(20,397,093)

	$848,534,856	$926,604,506	$965,313,898

The Company issued domestic unsecured bonds for the six months ended June 30, 2025. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds____________

114-1 (Green bond)	A	March 2025 to March 2030	$12,000,000	1.90%	Bullet repayment; interest payable annually
	B	March 2025 to March 2035	7,200,000	2.05%	The same as above
114-2 (Green bond)	A	June 2025 to June 2030	12,500,000	1.92%	The same as above
	B	June 2025 to June 2035	1,600,000	2.05%	The same as above

The Company issued domestic unsecured bonds during the period from July 1, 2025 to August 12, 2025, the major terms are as follows:

Issuance	Tranche	Issuance Period	Total Issue Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds____________

114-3 (Green bond)	A	July 2025 to July 2030	$8,300,000	1.92%	Bullet repayment; interest payable annually
	B	July 2025 to July 2035	4,000,000	2.05%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Issue Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
April 2021 to April 2026		1,100,000	1.25%	The same as above
April 2021 to April 2028		900,000	1.75%	The same as above
(Continued)

Issuance Period	Total Issue Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

April 2021 to April 2031	US$	1,500,000	2.25%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above
July 2022 to July 2027		400,000	4.375%	The same as above
July 2022 to July 2032		600,000	4.625%	The same as above
(Concluded)

18.LONG-TERM BANK LOANS

	June 30, 2025	December 31, 2024	June 30, 2024

NT$ unsecured loans	$2,972,500	$4,410,833	$5,650,833
JPY unsecured loans	34,087,300	30,124,800	6,075,000
Less: Discounts on government grants	(499)	(1,247)	(17,735)
Less: Current portion	(1,923,055)	(2,710,000)	(2,678,333)

	$35,136,246	$31,824,386	$9,029,765

Loan content
Annual interest rate	0.78%-1.78%	0.13%-1.78%	0.39%-1.48%
Maturity date	Due by December 2030	Due by December 2030	Due by December 2030

The long-term bank loans of the Company are used for plants setup, procurement of machinery and equipment, and operating capital. The partial long-term bank loans are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

The Company is required to maintain certain financial covenants during the borrowing period, including the annual equity of the subsidiary receiving the partial loan not to fall below a specific amount; its debt-to-equity ratio must not exceed a certain ratio; and the ratio of the Company’s annual debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) not to exceed a certain multiple.

19.EQUITY

a.    Capital stock

	June 30, 2025	December 31, 2024	June 30, 2024

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,615	25,932,733	25,933,629
Issued capital	$259,326,155	$259,327,332	$259,336,292

The par value of issued common shares is NT$10 per share. A holder of common shares has one vote for each common share and is entitled to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On September 1, 2024 and March 1, 2024, TSMC issued employee restricted stock awards (RSAs) for its employees in a total of 2,353 thousand shares and 2,960 thousand shares, respectively, with a par value of NT$10 per share. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

During the first quarter of 2025 and 2024, TSMC reclaimed 118 thousand and 1,402 thousand employee restricted shares, respectively, that were unvested. On May 13, 2025 and June 5, 2024, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 26 for information on RSAs.

On August 13, 2024, TSMC’s Board of Directors resolved to cancel 3,249 thousand treasury shares. Refer to Note 19(e) for further information.

As of June 30, 2025, TSMC’s total issued and outstanding ADSs were 1,062,722 thousand units, representing 5,313,612 thousand common shares.

b.    Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	June 30, 2025	December 31, 2024	June 30, 2024

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital_______________________________________________________

Additional paid-in capital	$25,586,161	$24,809,704	$24,812,813
From merger	22,800,434	22,800,434	22,803,291
From convertible bonds	8,891,257	8,891,257	8,892,371
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,411,566	8,411,566	8,411,566
Donations - donated by shareholders	11,275	11,275	11,275
(Continued)

	June 30, 2025	December 31, 2024	June 30, 2024

May only be used to offset a deficit

From share of changes in equities of subsidiaries	$4,093,849	$4,108,958	$4,190,441
From share of changes in equities of associates	1,251,828	1,172,396	307,771
Donations - unclaimed dividend	78,976	78,976	70,093

May not be used for any purpose

Employee restricted shares	2,200,919	2,976,199	1,441,055

	$73,326,265	$73,260,765	$70,940,676
(Concluded)

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.    Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2025, 2024 and 2023 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2025	of 2025
Board of Directors in its	August 12,	May 13,
meeting	2025	2025

Special capital reserve	$181,554,848	$-
Cash dividends to shareholders	$129,662,913	$129,663,078
Cash dividends per share (NT$)	$5.00	$5.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2024	of 2024	of 2024	of 2024
Board of Directors in its	February 12,	November 12,	August 13,	May 10,
meeting	2025	2024	2024	2024

Special capital reserve	$-	$-	$-	$(28,020,822)
Cash dividends to shareholders	$116,697,300	$116,697,300	$103,721,521	$103,734,517
Cash dividends per share (NT$)	$4.50	$4.50	$4.00	$4.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2023	of 2023	of 2023	of 2023
Board of Directors in its	February 6,	November 14,	August 8,	May 9,
meeting	2024	2023	2023	2023

Special capital reserve	$28,020,822	$(17,228,363)	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$90,762,248	$90,762,248	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3.50	$3.50	$3.00	$3.00

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.    Others

Changes in others were as follows:

	Six Months Ended June 30, 2025
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$40,262,995	$(1,160,176)	$1,310,307	$(1,708,079)	$38,705,047
Exchange differences arising on translation of foreign operations	(225,918,439)	-	-	-	(225,918,439)
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	430,085	-	-	-	430,085
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	1,608,693	-	-	1,608,693
Debt instruments	-	2,798,417	-	-	2,798,417
Disposal of investments in equity instruments at fair value through other comprehensive income	-	(155,994)	-	-	(155,994)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	82,845	-	-	82,845
Loss allowance adjustments from debt instruments	-	(15,809)	-	-	(15,809)
(Continued)

	Six Months Ended June 30, 2025
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	$-	$-	$(72,203)	$-	$(72,203)
Transferred to initial carrying amount of hedged items	-	-	9,246	-	9,246
Share-based payment expenses recognized	-	-	-	797,188	797,188
Share of other comprehensive income (loss) of associates	(638,946)	(113,177)	17,309	-	(734,814)

Balance, end of period	$(185,864,305)	$3,044,799	$1,264,659	$(910,891)	$(182,465,738)
(Concluded)

	Six Months Ended June 30, 2024
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(25,316,769)	$(4,099,928)	$1,395,875	$(293,434)	$(28,314,256)
Exchange differences arising on translation of foreign operations	49,990,470	-	-	-	49,990,470
Gain (loss) on hedging instruments designated as hedges of net investments in foreign operations	793,830	-	-	-	793,830
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	5,652,888	-	-	5,652,888
Debt instruments	-	(481,900)	-	-	(481,900)
Disposal of investments in equity instruments at fair value through other comprehensive income	-	(1,790,349)	-	-	(1,790,349)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	205,086	-	-	205,086
Loss allowance adjustments from debt instruments	-	9,607	-	-	9,607
Gain (loss) arising on changes in the fair value of hedging instruments and hedged item affects profit or loss	-	-	(39,416)	-	(39,416)
Transferred to initial carrying amount of hedged items	-	-	(2,710)	-	(2,710)
Issuance of employee restricted stock	-	-	-	(1,078,713)	(1,078,713)
Share-based payment expenses recognized	-	-	-	392,809	392,809
Share of other comprehensive income (loss) of associates	215,378	(21,682)	19,322	-	213,018
Income tax effect	-	(9,996)	-	-	(9,996)

Balance, end of period	$25,682,909	$(536,274)	$1,373,071	$(979,338)	$25,540,368

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.    Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on June 5, 2024 to repurchase 3,249 thousand shares. TSMC has completed this share buyback program during the second quarter of 2024. On August 13, 2024, TSMC’s Board of Directors resolved to cancel the 3,249 thousand shares and set September 1, 2024 as the record date for capital reduction. The registration for share cancellation was completed on September 11, 2024.

20.NET REVENUE

a.    Disaggregation of revenue from contracts with customers

	Three Months Ended June 30		Six Months Ended June 30
Product	2025	2024	2025	2024

Wafer	$795,434,048	$596,240,620	$1,509,462,975	$1,118,137,591
Others	138,357,821	77,269,557	263,582,558	148,016,787

	$933,791,869	$673,510,177	$1,773,045,533	$1,266,154,378

	Three Months Ended June 30		Six Months Ended June 30
Geography	2025	2024	2025	2024

Taiwan	$73,556,401	$60,545,774	$140,049,911	$128,861,200
United States	694,211,968	416,766,901	1,326,650,754	812,949,006
China	87,328,812	106,696,259	149,551,163	161,931,908
Japan	35,426,165	39,007,995	71,183,847	72,220,860
Europe, the Middle East and Africa	28,706,029	25,021,881	54,233,006	46,985,032
Others	14,562,494	25,471,367	31,376,852	43,206,372

	$933,791,869	$673,510,177	$1,773,045,533	$1,266,154,378

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended June 30		Six Months Ended June 30
Platform	2025	2024	2025	2024

High Performance Computing	$561,155,353	$351,392,530	$1,054,378,499	$626,165,504
Smartphone	249,959,546	222,543,370	483,570,934	447,575,509
Internet of Things	44,298,398	37,346,267	83,021,588	72,667,217
Automotive	43,029,218	33,747,863	86,057,463	65,884,496
Digital Consumer Electronics	14,997,583	14,119,376	26,550,049	25,857,161
Others	20,351,771	14,360,771	39,467,000	28,004,491

	$933,791,869	$673,510,177	$1,773,045,533	$1,266,154,378

	Three Months Ended June 30		Six Months Ended June 30
Resolution	2025	2024	2025	2024

3-nanometer	$187,252,107	$90,111,260	$347,432,294	$135,560,220
5-nanometer	289,669,221	209,567,531	544,077,476	400,263,285
7-nanometer	109,051,362	101,106,641	217,247,909	201,496,228
16-nanometer	56,317,381	52,681,064	103,654,228	101,153,275
20-nanometer	633,072	1,077,092	1,815,646	2,476,387
28-nanometer	54,583,088	50,557,516	107,326,777	93,576,834
40/45-nanometer	25,199,803	27,586,077	45,531,166	54,700,531
65-nanometer	27,827,833	20,728,246	54,378,791	42,005,255
90-nanometer	4,980,173	5,591,099	10,118,160	11,105,390
0.11/0.13 micron	12,898,026	11,893,739	25,167,799	24,696,088
0.15/0.18 micron	21,950,928	21,803,577	43,171,553	43,728,038
0.25 micron and above	5,071,054	3,536,778	9,541,176	7,376,060

Wafer revenue	$795,434,048	$596,240,620	$1,509,462,975	$1,118,137,591

b.    Contract balances

	June 30, 2025	December 31, 2024	June 30, 2024	January 1, 2024
Contract liabilities (classified under accrued expenses and other current liabilities)	$56,799,375	$89,435,361	$67,450,001	$52,736,430

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$9,527,546 thousand and NT$12,270,334 thousand for the three months ended June 30, 2025 and 2024, respectively; and NT$53,183,111 thousand and NT$48,641,062 thousand for the six months ended June 30, 2025 and 2024, respectively.

c.    Temporary receipts from customers

	June 30, 2025	December 31, 2024	June 30, 2024

Current portion (classified under accrued expenses and other current liabilities)	$155,973,239	$198,602,570	$177,138,527
Noncurrent portion (classified under other noncurrent liabilities)	65,942,034	92,499,262	88,350,446

	$221,915,273	$291,101,832	$265,488,973

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

21.INTEREST INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Interest income
Cash and cash equivalents	$20,969,288	$17,345,367	$41,229,036	$33,453,497
Financial assets at amortized cost	2,462,521	2,030,026	5,109,422	3,903,798
Financial assets at FVTOCI	1,760,189	1,603,840	3,712,852	2,981,110

	$25,191,998	$20,979,233	$50,051,310	$40,338,405

22.FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Interest expense
Corporate bonds	$4,831,318	$4,863,704	$9,782,284	$9,508,901
Lease liabilities	109,671	90,972	218,888	184,461
Bank loans	108,407	28,427	189,490	50,047
Others	1,568	5,977	2,523	9,702
Less: Capitalized interest under property, plant and equipment	(1,359,869)	(2,350,940)	(3,824,816)	(4,416,716)

	$3,691,095	$2,638,140	$6,368,369	$5,336,395

Information about capitalized interest is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024

Capitalization rate	1.32%-3.34%	1.32%-3.36%	1.32%-3.34%	1.20%-3.36%

23.OTHER GAINS AND LOSSES, NET

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(32,605)	$(102,582)	$(82,845)	$(205,086)
Loss on disposal of subsidiaries	-	-	(167,986)	-
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	11,143,784	(2,094,266)	8,052,726	(5,433,484)
Reversal of (provision for) expected credit loss of financial assets
Investments in debt instruments at FVTOCI	4,372	(1,310)	15,809	(9,607)
Financial assets at amortized cost	12,488	(10,872)	9,411	(9,148)
Other gains, net	132,165	82,496	107,520	247,899

	$11,260,204	$(2,126,534)	$7,934,635	$(5,409,426)

24.INCOME TAX

a.    Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024

Current income tax expense
Current tax expense recognized in the current period	$108,759,971	$67,167,292	$179,026,001	$107,935,164
Income tax adjustments on prior years	(14,158,210)	(7,147,810)	(13,878,570)	(7,142,473)
Other income tax adjustments	91,171	72,717	187,709	135,961
	94,692,932	60,092,199	165,335,140	100,928,652
(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Deferred income tax expense (benefit)
The origination and reversal of temporary differences	$1,857,930	$(1,225,874)	$3,128,206	$(164,170)
Operating loss carryforward	(1,009,082)	(217,188)	(2,758,815)	(793,404)
	848,848	(1,443,062)	369,391	(957,574)

Income tax expense recognized in profit or loss	$95,541,780	$58,649,137	$165,704,531	$99,971,078
(Concluded)

b.    Income tax examination

The tax authorities have examined income tax returns of TSMC through 2023. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

25.EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024

Basic EPS	$15.36	$9.56	$29.31	$18.25
Diluted EPS	$15.36	$9.56	$29.30	$18.25

EPS is computed as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024

Basic EPS
Net income available to common shareholders of the parent	$398,273,102	$247,845,528	$759,837,230	$473,330,405
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,255	25,928,972	25,927,526	25,929,119
Basic EPS (in dollars)	$15.36	$9.56	$29.31	$18.25

Diluted EPS
Net income available to common shareholders of the parent	$398,273,102	$247,845,528	$759,837,230	$473,330,405
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,928,255	25,928,972	25,927,526	25,929,119
Effects of all dilutive potential common shares (in thousands)	622	1,840	1,245	1,215

Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,928,877	25,930,812	25,928,771	25,930,334
Diluted EPS (in dollars)	$15.36	$9.56	$29.30	$18.25

26.SHARE-BASED PAYMENT ARRANGEMENTS

a.    Equity-settled share-based payment-RSAs

The RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 4, 2024	June 6, 2023	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	August 13, 2024	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,353	2,960	2,110	1,387
Available for issuance (in thousands)	1,832	-	-	-
Eligible employees	Executive officers	Executive officers	Executive officers	Executive officers
Grant date/Issuance date	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:

1)The RSAs granted to eligible employees can only be vested if

•the employee remains employed by the Company on the last date of each vesting period;

•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

•certain employee performance metrics and TSMC’s business performance metrics are met.

2)The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC’s relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)Details of granted RSAs in each year are as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	2,353	2,960	1,055	347
Vested shares	-	(1,406)	(501)	(330)
Canceled shares	-	(74)	(27)	(17)

Balance, end of period	2,353	1,480	527	-

Weighted-average fair value of RSAs (in dollars)	$662.42	$364.43	$277.71	$325.81

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2024 RSAs	2023 RSAs	2022 RSAs	2021 RSAs
	September 1, 2024	March 1, 2024	March 1, 2023	March 1, 2022

Stock price at measurement date (in dollars)	$944	$689	$511	$604
Expected price volatility	25.51%-29.87%	24.77%-26.12%	29.34%-32.11%	25.34%-28.28%
Expected life	1-3 years	1-3 years	1-3 years	1-3 years
Risk-free interest rate	1.40%	1.16%	1.06%	0.57%

Refer to Note 27 for the compensation costs of the RSAs recognized by TSMC.

b.    Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2023 Plan	2022 Plan	2021 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 6, 2024	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	550	400	236
Grant date	March 1, 2024	March 1, 2023	March 1, 2022

Note:    One unit of the right represents a right to the market value of one TSMC’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Six Months Ended June 30
	2025		2024
	2023 Plan	2022 Plan	2023 Plan	2022 Plan	2021 Plan

Stock price at measurement date (in dollars)	$1,080	$1,080	$960	$960	$960
Expected price volatility	25.92%-32.48%	25.92%-32.48%	24.69%-27.15%	24.69%-27.15%	24.69%-27.15%
Residual life	1-2 years	1 year	1-3 years	1-2 years	1 year
Risk-free interest rate	1.33%	1.32%	1.51%	1.46%	1.40%

Refer to Note 27 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of June 30, 2025, December 31, 2024 and June 30, 2024, the liabilities under cash-settled share-based payment arrangement amounted to NT$117,847 thousand, NT$455,728 thousand and NT$197,719 thousand, respectively.

27.ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$175,806,058	$153,957,487	$337,454,303	$302,620,126
Recognized in operating expenses	10,190,757	8,963,535	21,541,975	16,989,709
Recognized in other operating income and expenses	10,452	8,288	15,916	16,576

	$186,007,267	$162,929,310	$359,012,194	$319,626,411

b. Amortization of intangible assets

Recognized in cost of revenue	$1,321,247	$1,538,400	$2,731,976	$3,167,075
Recognized in operating expenses	729,398	698,884	1,452,821	1,396,270

	$2,050,645	$2,237,284	$4,184,797	$4,563,345

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,661,208	$1,461,039	$3,275,890	$2,879,773
Defined benefit plans	64,229	68,920	126,286	137,826
	1,725,437	1,529,959	3,402,176	3,017,599
Share-based payments
Equity-settled	344,406	230,956	799,647	412,787
Cash-settled	17,627	117,608	87,589	139,409
	362,033	348,564	887,236	552,196
Other employee benefits	93,369,582	67,351,555	179,467,144	129,121,834

	$95,457,052	$69,230,078	$183,756,556	$132,691,629

Employee benefits expense summarized by function
Recognized in cost of revenue	$57,897,171	$37,838,878	$105,903,936	$72,461,086
Recognized in operating expenses	37,559,881	31,391,200	77,852,620	60,230,543

	$95,457,052	$69,230,078	$183,756,556	$132,691,629

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively (among which not less than 30% as profit sharing bonuses to entry-level employees).

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024

Profit sharing bonus to employees	$23,896,380	$14,825,285	$45,590,230	$28,298,154

TSMC’s accrued profit sharing bonus to employees and compensation to directors for 2024 and 2023 are illustrated below:

	Years Ended December 31
	2024	2023

Profit sharing bonus to employees	$70,296,283	$50,090,533
Compensation to directors	$358,989	$551,955

There is no significant difference between the aforementioned amounts and the amounts charged against earnings of 2024 and 2023, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.GOVERNMENT GRANTS

Subsidiaries such as TSMC Arizona, ESMC, JASM and TSMC Nanjing received subsidies from the governments of the United States, Germany, Japan and China, respectively, for local plant setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment, as well as partial costs and expenses incurred from plant construction and production. For the six months ended June 30, 2025 and 2024, the Company received a total of NT$67,128,197 thousand and NT$7,956,680 thousand as government grants, respectively.

The aforementioned subsidiaries have signed grant agreements with the local government. The agreements include the construction timelines and other conditions that must be complied with. TSMC Arizona is also eligible to apply for a 25% investment grant for qualified investments.

29.CASH FLOW INFORMATION

a.    Non-cash transactions

	Six Months Ended June 30
	2025	2024

Additions of financial assets at FVTOCI	$38,158,843	$44,788,275
Changes in accrued expenses and other current liabilities	(807,080)	(1,008,095)

Payments for acquisition of financial assets at FVTOCI	$37,351,763	$43,780,180
(Continued)

	Six Months Ended June 30
	2025	2024

Disposal of financial assets at FVTOCI	$50,269,584	$28,770,436
Changes in other financial assets	(524,285)	(355,647)

Proceeds from disposal of financial assets at FVTOCI	$49,745,299	$28,414,789

Additions of property, plant and equipment	$578,422,202	$342,411,873
Changes in other receivables	22,794,692	-
Exchange of assets	-	(47,626)
Changes in payables to contractors and equipment suppliers	18,923,594	37,665,813
Changes in accrued expenses and other current liabilities	11,767,889	11,366,142
Transferred to initial carrying amount of hedged items	(31,030)	-
Capitalized interests	(3,824,816)	(4,416,716)

Payments for acquisition of property, plant and equipment	$628,052,531	$386,979,486
(Concluded)

b.    Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2025	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2025

Hedging financial liabilities- bank loans	$-	$430,085	$(430,085)	$-	$-	$-
Bonds payable	983,752,385	19,865,180	(62,988,983)	-	196,860	940,825,442
Long-term bank loans	34,534,386	3,956,667	(1,432,500)	-	748	37,059,301
Lease liabilities	31,804,374	(1,856,892)	(158,657)	5,080,085	218,888	35,087,798

Total	$1,050,091,145	$22,395,040	$(65,010,225)	$5,080,085	$416,496	$1,012,972,541

			Non-cash Changes
	Balance as of January 1, 2024	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of June 30, 2024

Hedging financial liabilities- bank loans	$27,290,400	$(26,496,570)	$(793,830)	$-	$-	$-
Bonds payable	920,897,553	34,264,419	30,357,663	-	191,356	985,710,991
Long-term bank loans	6,678,521	5,322,444	(303,001)	-	10,134	11,708,098
Lease liabilities	31,492,386	(1,688,181)	(16,175)	870,285	184,461	30,842,776

Total	$986,358,860	$11,402,112	$29,244,657	$870,285	$385,951	$1,028,261,865

Note:    Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy and financial cost of lease liabilities.

30.FINANCIAL INSTRUMENTS

a.    Categories of financial instruments

	June 30, 2025	December 31, 2024	June 30, 2024

Financial assets
FVTPL (Note 1)	$15,597,401	$15,407,542	$14,829,233
FVTOCI (Note 2)	178,610,815	205,938,125	197,890,353
Hedging financial assets	-	10,959	1,409
Amortized cost (Note 3)	2,888,647,577	2,721,319,255	2,194,376,187

	$3,082,855,793	$2,942,675,881	$2,407,097,182
(Continued)

	June 30, 2025	December 31, 2024	June 30, 2024

Financial liabilities
FVTPL (Note 4)	$220,702	$466,539	$509,210
Hedging financial liabilities	2,384	-	3,524
Amortized cost (Note 5)	1,923,984,698	1,963,297,264	1,832,194,099

	$1,924,207,784	$1,963,763,803	$1,832,706,833
(Concluded)

Note 1:    Financial assets mandatorily measured at FVTPL.

Note 2:    Including notes and accounts receivable (net), equity and debt investments.

Note 3:    Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4:    Held for trading.

Note 5:    Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.    Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.    Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, and non-derivative financial instruments, such as foreign currency denominated debts and foreign currency deposits, to protect against currency exchange rate risks associated with non-NT dollar-denominated monetary assets and liabilities, net investments in foreign operations, and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the six months ended June 30, 2025 and 2024, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$5,619,499 thousand and NT$506,465 thousand, respectively.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI or at amortized cost. For those fixed income investments classified as financial assets at FVTOCI, changes in their fair value are recognized through other comprehensive income; for those classified as financial assets at amortized cost, changes in their fair value are not reflected in the carrying amount. Both classifications recognized in profit or loss if the assets are sold.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,865,424 thousand and NT$4,483,809 thousand for the six months ended June 30, 2025 and 2024, respectively.

The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Other price risk

The Company is exposed to convertible preferred stocks, equity instrument investments, and other investments price risk arising from financial assets at FVTPL and FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the investments mentioned above at the end of the reporting period, the net income would have decreased by NT$1,106,520 thousand and NT$1,177,189 thousand for the six months ended June 30, 2025 and 2024, respectively, and the other comprehensive income would have decreased by NT$1,031,714 thousand and NT$1,247,165 thousand for the six months ended June 30, 2025 and 2024, respectively.

d.    Credit risk management

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of June 30, 2025, December 31, 2024 and June 30, 2024, the Company’s ten largest customers accounted for 83%, 93% and 88% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.09%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the six months ended June 30, 2025 and 2024, the expected credit loss decreased NT$43,136 thousand and increased NT$25,656 thousand, respectively. The changes were mainly due to adjusted investment portfolio and fluctuations in exchange rates.

e.    Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

June 30, 2025

Non-derivative financial liabilities

Accounts payable (including related parties)	$84,771,710	$-	$-	$-	$84,771,710
Payables to contractors and equipment suppliers	161,416,417	-	-	-	161,416,417
Accrued expenses and other current liabilities	380,758,339	-	-	-	380,758,339
Bonds payable	110,351,218	353,568,731	149,283,960	514,258,504	1,127,462,413
Long-term bank loans	2,263,986	5,439,391	22,578,388	8,106,360	38,388,125
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	4,212,515	6,235,143	5,555,966	22,816,058	38,819,682
Others	-	57,576,074	5,633,693	8,555,432	71,765,199
	743,774,185	422,819,339	183,052,007	553,736,354	1,903,381,885

Derivative financial instruments

Forward exchange contracts
Outflows	131,012,725	-	-	-	131,012,725
Inflows	(131,831,271)	-	-	-	(131,831,271)
	(818,546)	-	-	-	(818,546)

	$742,955,639	$422,819,339	$183,052,007	$553,736,354	$1,902,563,339

December 31, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$74,226,559	$-	$-	$-	$74,226,559
Payables to contractors and equipment suppliers	192,635,173	-	-	-	192,635,173
Accrued expenses and other current liabilities	358,165,686	-	-	-	358,165,686
Bonds payable	76,460,812	335,240,849	197,389,127	587,602,550	1,196,693,338
Long-term bank loans	2,935,154	2,275,524	27,044,881	3,151,180	35,406,739
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,483,523	5,794,816	4,826,752	20,782,694	34,887,785
Others	-	86,979,515	11,737,085	-	98,716,600
	707,906,907	430,290,704	240,997,845	611,536,424	1,990,731,880

Derivative financial instruments

Forward exchange contracts
Outflows	109,525,448	-	-	-	109,525,448
Inflows	(109,251,526)	-	-	-	(109,251,526)
	273,922	-	-	-	273,922

	$708,180,829	$430,290,704	$240,997,845	$611,536,424	$1,991,005,802

June 30, 2024

Non-derivative financial liabilities

Accounts payable (including related parties)	$63,947,072	$-	$-	$-	$63,947,072
Payables to contractors and equipment suppliers	136,744,351	-	-	-	136,744,351
(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

Accrued expenses and other current liabilities	$341,049,601	$-	$-	$-	$341,049,601
Bonds payable	39,688,142	302,271,090	263,054,483	601,849,110	1,206,862,825
Long-term bank loans	2,771,823	3,059,137	3,087,675	3,055,311	11,973,946
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,014,361	5,243,981	4,684,375	20,932,256	33,874,973
Others	-	85,329,721	10,612,640	1,536,447	97,478,808
	587,215,350	395,903,929	281,439,173	627,373,124	1,891,931,576

Derivative financial instruments

Forward exchange contracts
Outflows	125,040,929	-	-	-	125,040,929
Inflows	(124,406,442)	-	-	-	(124,406,442)
	634,487	-	-	-	634,487

	$587,849,837	$395,903,929	$281,439,173	$627,373,124	$1,892,566,063
(Concluded)

Note:    Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total
June 30, 2025
Lease liabilities	$10,904,753	$7,502,665	$4,081,986	$326,654	$22,816,058
December 31, 2024
Lease liabilities	$10,296,927	$6,821,624	$3,547,316	$116,827	$20,782,694
June 30, 2024
Lease liabilities	$10,182,792	$6,888,802	$3,706,678	$153,984	$20,932,256

f.    Fair value of financial instruments

1)Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2025
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$12,617,717	$12,617,717
Forward exchange contracts	-	1,765,904	-	1,765,904
Mutual funds	-	-	1,097,164	1,097,164
Simple agreement for future equity	-	-	116,616	116,616

	$-	$1,765,904	$13,831,497	$15,597,401

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$80,137,883	$-	$80,137,883
Agency mortgage-backed securities	-	46,016,814	-	46,016,814
Government bonds/Agency bonds	23,072,157	100,934	-	23,173,091
Asset-backed securities	-	9,019,262	-	9,019,262
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,605,736	7,605,736
Publicly traded stocks	5,290,690	-	-	5,290,690
Notes and accounts receivable, net	-	7,367,339	-	7,367,339

	$28,362,847	$142,642,232	$7,605,736	$178,610,815

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$220,702	$-	$220,702

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$2,384	$-	$-	$2,384

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$14,181,839	$14,181,839
Mutual funds	-	-	886,931	886,931
Forward exchange contracts	-	207,700	-	207,700
Simple agreement for future equity	-	-	131,072	131,072

	$-	$207,700	$15,199,842	$15,407,542
(Continued)

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$108,612,082	$-	$108,612,082
Agency mortgage-backed securities	-	46,611,373	-	46,611,373
Government bonds/Agency bonds	20,645,877	-	-	20,645,877
Asset-backed securities	-	11,490,511	-	11,490,511
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,822,884	7,822,884
Publicly traded stocks	4,842,814	-	-	4,842,814
Notes and accounts receivable, net	-	5,912,584	-	5,912,584

	$25,488,691	$172,626,550	$7,822,884	$205,938,125

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$10,959	$-	$-	$10,959

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$466,539	$-	$466,539
(Concluded)

	June 30, 2024
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible preferred stocks	$-	$-	$14,061,522	$14,061,522
Mutual funds	-	-	523,385	523,385
Simple agreement for future equity	-	-	129,960	129,960
Convertible bonds	-	-	104,579	104,579
Forward exchange contracts	-	9,787	-	9,787

	$-	$9,787	$14,819,446	$14,829,233

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$98,654,521	$-	$98,654,521
Agency mortgage-backed securities	-	43,121,977	-	43,121,977
Government bonds/Agency bonds	22,623,211	161,130	-	22,784,341
Asset-backed securities	-	12,305,253	-	12,305,253
Investments in equity instruments
Publicly traded stocks	8,366,114	-	-	8,366,114
Non-publicly traded equity investments	-	-	7,223,448	7,223,448
Notes and accounts receivable, net	-	5,434,699	-	5,434,699

	$30,989,325	$159,677,580	$7,223,448	$197,890,353
(Continued)

	June 30, 2024
	Level 1	Level 2	Level 3	Total

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$1,409	$-	$-	$1,409

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$509,210	$-	$509,210

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$3,524	$-	$-	$3,524
(Concluded)

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were financial assets at FVTPL and equity investments classified as financial assets at FVTOCI. Reconciliations for the six months ended June 30, 2025 and 2024 are as follows:

	Six Months Ended June 30
	2025	2024

Balance, beginning of period	$23,022,726	$20,849,566
Additions	386,930	1,040,085
Recognized in profit or loss	204,315	(184,681)
Recognized in other comprehensive income or loss	327,837	(504,581)
Disposals and proceeds from return of capital of investments	(4,976)	(117,483)
Transfers out of level 3 (Note)	-	(164,860)
Effect of exchange rate changes	(2,499,599)	1,124,848

Balance, end of period	$21,437,233	$22,042,894

Note:    The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

•The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of convertible preferred stocks, convertible bonds, simple agreement for future equity, mutual funds and non-publicly traded equity investments are mainly determined by using the asset approach, income approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On June 30, 2025, December 31, 2024 and June 30, 2024, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$55,189 thousand, NT$56,163 thousand and NT$55,578 thousand, respectively, if discounts for lack of marketability increase by 1%.

The income approach utilizes discounted cash flows to determine the present value of the expected future economic benefits that will be derived from the investment. On June 30, 2025, December 31, 2024 and June 30, 2024, the Company mainly uses unobservable inputs, which include expected returns, discount rate of 9.0%, 8.6% and 10%, respectively, and discount for lack of marketability of 20%. With other inputs remain equal, if discount rate increases by 1%, the fair value will decrease by NT$510,947 thousand, NT$1,606,927 thousand and NT$1,869,542 thousand, respectively; if discount for lack of marketability increases by 1%, the fair value will decrease by NT$136,055 thousand, NT$140,819 thousand and NT$184,947 thousand, respectively.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

3)Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	June 30, 2025
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$176,223,968	$-	$177,126,610	$177,126,610
Commercial paper	6,203,293	-	6,209,445	6,209,445
Government bonds/Agency bonds	3,901,492	3,950,111	-	3,950,111

	$186,328,753	$3,950,111	$183,336,055	$187,286,166

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$940,825,442	$-	$876,591,412	$876,591,412

	December 31, 2024
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$171,980,179	$-	$172,518,474	$172,518,474
Commercial paper	14,208,158	-	14,222,713	14,222,713
Government bonds/Agency bonds	4,379,527	4,353,434	-	4,353,434

	$190,567,864	$4,353,434	$186,741,187	$191,094,621

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$983,752,385	$-	$900,344,663	$900,344,663

	June 30, 2024
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$124,000,198	$-	$123,533,581	$123,533,581
Commercial paper	21,742,424	-	21,755,882	21,755,882
Government bonds/Agency bonds	7,098,457	4,302,069	2,756,301	7,058,370

	$152,841,079	$4,302,069	$148,045,764	$152,347,833

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$985,710,991	$-	$899,791,480	$899,791,480

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds, the Company’s bonds payable and agency bonds are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore, those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.    Related party name and categories

Related Party Name	Related Party Categories

GUC and its subsidiaries (GUC)	Associates
VIS and its subsidiaries (VIS)	Associates
(Continued)

Related Party Name	Related Party Categories

SSMC	Associates
Xintec	Associates
TSMC Charity Foundation	Other related parties
TSMC Education and Culture Foundation	Other related parties
(Concluded)

b.    Net revenue

		Three Months Ended June 30		Six Months Ended June 30
		2025	2024	2025	2024
Item	Related Party Categories
Sales revenue	Associates	$6,490,996	$4,081,597	$14,227,468	$7,665,605

c.    Purchases

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Related Party Categories
Associates	$1,226,904	$1,110,226	$2,289,320	$2,262,993

d.    Receivables from related parties

		June 30, 2025	December 31, 2024	June 30, 2024

Item	Related Party Name

Receivables from	VIS	$1,128,563	$626,638	$-
related parties	GUC	1,047,087	610,027	947,639
	Xintec	44,731	104,766	142,023
	Others	57,411	63,042	-

		$2,277,792	$1,404,473	$1,089,662

Other receivables	VIS	$2,287,413	$-	$2,121,539
from related	Xintec	280,221	-	224,543
parties	SSMC	338	251	56,945

		$2,567,972	$251	$2,403,027

e.    Payables to related parties

		June 30, 2025	December 31, 2024	June 30, 2024

Item	Related Party Name

Payables to related	Xintec	$788,255	$987,992	$786,801
parties	SSMC	361,668	308,424	330,982
	Others	126,615	129,585	66,230

		$1,276,538	$1,426,001	$1,184,013

f.    Accrued expenses and other current liabilities

		June 30, 2025	December 31, 2024	June 30, 2024
Item	Related Party Categories
Temporary receipts	Associates	$1,771,920	$4,271,492	$940,232

g.    Others

		Three Months Ended June 30		Six Months Ended June 30
		2025	2024	2025	2024
Item	Related Party Categories
Manufacturing expenses	Associates	$1,215,870	$1,037,312	$2,278,294	$2,097,783

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.    Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024

Short-term employee benefits	$1,400,324	$1,073,784	$2,577,992	$1,942,064
Post-employment benefits	959	1,136	1,960	2,246
Share-based payments	1,134,966	347,620	1,850,731	529,387

	$2,536,249	$1,422,540	$4,430,683	$2,473,697

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

32.PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of June 30, 2025, December 31, 2024 and June 30, 2024, the aforementioned other financial assets amounted to NT$120,669 thousand, NT$132,077 thousand and NT$130,054 thousand, respectively.

33.SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.    Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.    Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.    In February 2025, Longitude Licensing Ltd. and Marlin Semiconductor Limited (collectively, “Marlin”) filed complaints with the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC and its customers infringe five U.S. patents. The ITC instituted an investigation on March 21, 2025 and the lawsuit in the Eastern District Court for Texas was statutorily stayed on April 23, 2025 pending the ITC investigation. The outcome cannot be determined, and we cannot make a reliable estimate of the contingent liability at this time.

d.    TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e.    TSMC entered into long-term purchase agreement of equipment and maintenance service. The relative fulfillment period, quantity and price are specified in the agreement.

f.    TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.    Amounts available under unused letters of credit as of June 30, 2025, December 31, 2024 and June 30, 2024 were NT$435,852 thousand, NT$489,882 thousand and NT$485,726 thousand, respectively.

h.    The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and apply for subsidy. As of June 30, 2025, December 31, 2024 and June 30, 2024, the aforementioned guarantee amounted to NT$16,695,014 thousand, NT$10,315,609 thousand, and NT$9,920,224 thousand, respectively.

34.SIGNIFICANT LOSS FROM DISASTER

In January 2025, several earthquakes struck Taiwan. The resulting damage was mostly to inventories, machinery and equipment. In the first quarter of 2025, the Company recognized related earthquake losses to be approximately NT$5.3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.

On April 3, 2024, an earthquake struck Taiwan. The resulting damage was mostly to inventories, plant facilities and machinery and equipment. In the second quarter of 2024, the Company recognized related earthquake losses to be approximately NT$3 billion, net of insurance claim. Such losses were primarily included in the cost of revenue and other operating income and expenses in net amounts.

35.EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)
June 30, 2025

Financial assets

Monetary items
USD	$16,150,439	29.154		$470,849,904
EUR	1,553,439	34.215		53,150,932
JPY	141,178,705	0.2017		28,475,745

Financial liabilities

Monetary items
USD	14,372,499	29.154		419,015,840
EUR	1,419,584	34.215		48,571,078
JPY	131,844,170	0.2017		26,592,969

December 31, 2024

Financial assets

Monetary items
USD	18,726,635	32.768		613,634,377
EUR	596,978	34.102		20,358,132
EUR	169,266	1.041	(Note 2)	5,772,303
JPY	128,926,508	0.2092		26,971,425

Financial liabilities

Monetary items
USD	16,255,804	32.768		532,670,186
EUR	821,105	34.102		28,001,335
EUR	168,550	1.041	(Note 2)	5,747,886
JPY	129,345,682	0.2092		27,059,117
(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

June 30, 2024

Financial assets

Monetary items
USD	$16,960,438	32.490	$551,044,643
EUR	462,201	34.855	16,110,026
JPY	89,320,045	0.2025	18,087,309

Financial liabilities

Monetary items
USD	13,263,571	32.490	430,933,410
EUR	435,647	34.855	15,184,487
JPY	88,563,688	0.2025	17,934,147
(Concluded)

Note 1:    Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:    The exchange rate represents the number of U.S. dollar for which one Euro could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the six months ended June 30, 2025 and 2024, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

36.ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.    Financings provided: See Table 1 attached;

b.    Endorsement/guarantee provided: See Table 2 attached;

c.    Marketable securities held (excluding investments in subsidiaries and associates): there are no significant securities that need to be listed separately;

d.    Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 3 attached;

e.    Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 4 attached;

f.    Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 5 attached;

g.    Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 6 attached;

h.    Information on investment in mainland China

1)The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 7 attached.

2)Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 5 attached.

37.OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 to 2)	Financing Company’s Total Financing Amount Limits (Notes 1 to 2)
																Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes		$37,535,700		$26,955,260		$13,835,960	1.50%	The need for long-term financing	$-	Operating capital	$-	-	$-	$105,309,752	$105,309,752
					(RMB	6,000,000 )&	(RMB	3,400,000 )&	(RMB	3,400,000)
					(US$	450,000)	(US$	450,000)
2	TSMC Development	TSMC Washington	Other receivables from related parties	Yes		1,749,240		1,749,240		1,749,240	-	The need for short-term financing	-	Operating capital	-	-	-	31,340,900	31,340,900
					(US$	60,000)	(US$	60,000)	(US$	60,000)

Note 1:    The aggregate amount available for lending to TSMC Nanjing from TSMC China and the aggregate amount of lending from TSMC China shall not exceed the net worth of TSMC China.

Note 2:    The aggregate amount available for lending to TSMC Washington from TSMC Development and the aggregate amount of lending from TSMC Development shall not exceed the net worth of TSMC Development.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED
FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$1,832,429,590	$ (US$	2,426,001 83,213)	$ (US$	2,426,001 83,213)	$ (US$	2,426,001 83,213)	$-	0.05%	$1,832,429,590	Yes	No	No
		TSMC Global	Subsidiary	1,832,429,590	(US$	218,655,000 7,500,000)	(US$	218,655,000 7,500,000)	(US$	218,655,000 7,500,000)	-	4.77%	1,832,429,590	Yes	No	No
		TSMC Arizona	Subsidiary	1,832,429,590	(US$	437,234,783 14,997,420)	(US$	437,140,265 14,994,178)	(US$	318,703,831 10,931,736)	-	9.54%	1,832,429,590	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	322,709	(JPY	266,244 1,320,000)	-		-		-	-	322,709	No	No	No

Note 1:    TSMC's individual endorsement/guarantee limits for TSMC North America, TSMC Global, and TSMC Arizona, as well as the total external endorsement/guarantee limits for TSMC and its subsidiaries, shall not exceed forty percent (40%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC and the total amount of the endorsement/guarantee provided by TSMC Japan shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$1,390,718,145	79	Net 30 days from invoice date (Note)	-	-		$163,066,366	78
	TSMC Arizona	Subsidiary	Sales		1,214,089	-	Net 30 days from the end of the month of when invoice is issued	-	-		11,914	-
	JASM	Subsidiary	Sales		204,780	-	Net 30 days from the end of the month of when invoice is issued	-	-		130,056	-
	GUC	Associate	Sales		2,198,436	-	Net 30 days from invoice date	-	-		339,234	-
	VIS	Associate	Sales		764,213	-	Net 30 days from the end of the month of when invoice is issued	-	-		1,128,563	1
	SSMC	Associate	Sales		126,561	-	Net 30 days from the end of the month of when invoice is issued	-	-		57,411	-
	TSMC Nanjing	Subsidiary	Purchases		37,546,969	37	Net 30 days from the end of the month of when invoice is issued	-	-		(6,063,930)	6
	TSMC Arizona	Subsidiary	Purchases		22,794,851	22	Net 30 days from the end of the month of when invoice is issued	-	-		(4,693,987)	4
	TSMC China	Subsidiary	Purchases		13,008,501	13	Net 30 days from the end of the month of when invoice is issued	-	-		(2,070,544)	2
	TSMC Washington	Indirect subsidiary	Purchases		3,687,670	4	Net 30 days from the end of the month of when invoice is issued	-	-		(482,732)	-
	SSMC	Associate	Purchases		1,903,045	2	Net 30 days from the end of the month of when invoice is issued	-	-		(361,668)	-
	VIS	Associate	Purchases		386,275	-	Net 30 days from the end of the month of when invoice is issued	-	-		(68,432)	-
TSMC North America	GUC	Associate of TSMC	Sales	(US$	10,941,567 341,990)	1	Net 30 days from invoice date	-	-	(US$	707,854 24,280)	-
VisEra Tech	Xintec	Associate of TSMC	Sales		196,689	4	Net 60 days from the end of the month of when invoice is issued	-	-		44,731	4

Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$166,460,685	24	$-	-	$-	$-
	VisEra Tech	Subsidiary	644,192		Note 2	-	-	-	-
	JASM	Subsidiary	266,969		Note 2	-	-	-	-
	VIS	Associate	3,415,976		Note 2	-	-	-	-
	GUC	Associate	339,234		32	-	-	-	-
	Xintec	Associate	280,221		Note 2	-	-	-	-
TSMC North America	TSMC	Parent company	(USD	424,646 14,566)	Note 2	-	-	-	-
	GUC	Associate of TSMC	(USD	707,854 24,280)	8	-	-	-	-
TSMC Japan 3DIC R&D Center	TSMC	Parent company	(JPY	161,194 799,177)	Note 2	-	-	-	-
TSMC China	TSMC	Parent company	(RMB	2,070,544 508,808)	28	-	-	-	-
	TSMC Nanjing	The same parent company	(RMB	13,959,841 3,430,442)	Note 2	-	-	-	-
TSMC Nanjing	TSMC	Parent company	(RMB	6,063,930 1,490,129)	27	-	-	-	-
TSMC Arizona	TSMC	Parent company	(USD	4,693,987 161,007)	23	-	-	-	-
TSMC Technology	TSMC	The ultimate parent of the Company	(USD	962,209 33,004)	Note 2	-	-	-	-
TSMC Development	TSMC Washington	Subsidiary	(USD	1,749,240 60,000)	Note 2	-	-	-	-
TSMC Washington	TSMC	The ultimate parent of the Company	(USD	482,732 16,558)	26	-	-	-	-

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of royalty receivables and other receivables, which is not applicable for the calculation of turnover days.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Sales revenue	$1,390,718,145	-	78%
				Receivables from related parties	163,066,366	-	2%
				Accrued expenses and other current liabilities	101,556,100	-	1%
				Other noncurrent liabilities	46,826,370	-	1%
		TSMC China	1	Purchases	13,008,501	-	1%
		TSMC Nanjing	1	Purchases	37,546,969	-	2%
		TSMC Arizona	1	Purchases	22,794,851	-	1%

Note 1:    No. 1 represents the transactions from parent company to subsidiary.

Note 2:    The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2025				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2025 (Foreign Currencies in Thousands)		December 31, 2024 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$943,542,109		$616,839,509	29	100		$1,002,469,693	$23,198,760			$23,198,760	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		648,608,510		565,786,810	20,450	100		564,309,467	4,728,433			4,515,390	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities		31,456,130		31,456,130	988,268	100		70,784,657	1,142,678			1,142,678	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		68,384,148		68,384,148	3,011	73		50,731,461	(6,222,227)			(4,520,448)	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		25,628,016		18,112,326	770	70		24,561,425	(279,491)			(195,644)	Subsidiary
	VIS	Hsinchu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		13,919,430		13,919,430	506,709	28		16,599,832	4,456,846			1,224,504	Associate
	VisEra Tech	Hsinchu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter		4,224,082		4,224,082	213,619	67		11,424,461	542,545			356,782	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		10,699,204	1,522,617			590,623	Associate
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		7,317,434	342,952			342,952	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		4,109,929	406,967			166,886	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies		2,812,855		2,688,915	-	99.9		2,934,903	(2,749)			(2,746)	Subsidiary
	GUC	Hsinchu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		2,753,078	1,743,033			607,242	Associate
	TSMC 3DIC	Yokohama, Japan	Engineering support activities		1,144,356		1,144,356	49	100		1,389,963	101,045			101,045	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		684,663	51,278			51,278	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		410,680		410,680	15	100		418,081	15,706			15,706	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		129,084	4,790			4,790	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		43,024	655			655	Subsidiary
	VTAF III (Note 3)	Cayman Islands	Investing in technology start-up companies		-		561,975	-	-		-	445			436	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investing in companies involved in semiconductor manufacturing	(US$	17,111,614 586,939)	(US$	17,111,614 586,939)	-	100	(US$	35,601,008 1,221,136)	(US$	43,212 1,311)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities		416,378		416,378	-	100		1,544,747	170,402			Note 2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	52,986)	(US$	5,398)
	TSMC Canada	Ontario, Canada	Engineering support activities		67,054		67,054	2,300	100		415,826	21,373			Note 2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	14,263)	(US$	669)
VTAF III	Growth Fund (Note 3)	Cayman Islands	Investing in technology start-up companies		-		36,031	-	-		-	445			Note 2	Subsidiary
						(US$	1,236)					(US$	14)
TSMC Development	TSMC Washington	Washington, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices		-		-	293,637	100	(US$	4,401,509 150,974)	(US$	(231,899 (7,293	) ))	Note 2	Subsidiary

Note 1:    The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

Note 3:    VTAF III and the Growth Fund have completed the liquidation procedures respectively in the first quarter and the second quarter of 2025.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA
FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2025 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2025 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of Balance as of June 30, 2025	Accumulated Inward Remittance of Earnings as of June 30, 2025
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	(Note 1)	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$5,564,607	100%	$5,596,898 (Note 2)	$105,107,494	$-
TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	(Note 1)	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	14,484,791	100%	14,439,434 (Note 2)	119,242,962	-

Accumulated Investment in Mainland China as of June 30, 2025 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079 (US$ 1,596,000 )	$ 119,412,667 (US$ 3,596,000 )	$ 2,769,979,110 (Note 3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:    Amount was recognized based on the reviewed financial statements.

Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company's consolidated net worth.